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June 4, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Loan Lauren Nguyen, Legal Branch Chief

Kevin Dougherty, Staff Attorney

Re:	Brookfield Renewable Partners L.P.

Registration Statement on Form F-3

Filed May 4, 2020

File No. 333-237996

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Renewable Partners L.P. (“BEP” or the “Registrant”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 18, 2020, relating to the Registration Statement on Form F-3 (Registration No. 333-237996) of the Registrant originally filed with the Commission on May 4, 2020, as amended (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Registration Statement on Form F-3 filed May 4, 2020

Exchanges of BEPC Exchangeable Shares for BEP Units, page 12

1.

Information in your registration fee table and prospectus cover page disclose that the number of units you are registering here represents the maximum number of non-voting limited partnership units of Brookfield Renewable Partners L.P. (BEP) to be issued by BEP or to be delivered by Brookfield Renewable Corporation (BEPC) or Brookfield Asset Management Inc. in connection with any exchange, redemption or purchase, as applicable, from time to time of class A exchangeable shares of BEPC. Please provide your analysis on the form eligibility for each of your exchange scenarios, specifically, (i) the primary exchange right, (ii) the BEP overriding call right, and (iii) the secondary exchange rights. We note that under the primary exchange right, BEPC will deliver or issue to the tendering holder one BEP unit for each BEPC share tendered, or its cash equivalent, and BEPC does not appear to be an F-3 eligible registrant at this time and is not a co-registrant on this registration statement.

In response to the Staff’s comment, BEP believes that it is eligible to use Form F-3 for the delivery of BEP units to holders of BEPC exchangeable shares in connection with the primary exchange right, the BEP overriding call right and the secondary exchange right because BEP meets the registrant requirements of General Instruction I.A of Form F-3 and the transactional requirements of General Instructions I.B.1 and I.B.3 of Form F-3.

BEP satisfies all of the applicable “Registrant Requirements” set forth in General Instruction I.A. of Form F-3, including:

•	BEP has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•

BEP (a) has been subject to the requirements of Section 12 of the Exchange Act and has filed all the material required to be filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act for a period of at least twelve calendar months immediately preceding the filing of the Registration Statement, and (b) has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the Registration Statement; and

•

Neither BEP nor any of its consolidated or unconsolidated subsidiaries have, since the end of their last fiscal year for which certified financial statements of BEP and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of BEP and its consolidated and unconsolidated subsidiaries, taken as a whole.[1]

Further, BEP satisfies the transaction requirement set forth in General Instruction I.B.1 of Form F-3 in connection with the BEP units to be issued and delivered to holders of BEPC exchangeable shares in connection with primary exchanges of BEPC shares and the BEP overriding call right because the aggregate market value of BEP’s voting and non-voting common equity held by non-affiliates as of May 4, 2020 exceeded $5.4 billion, and therefore well in excess of the $75 million requirement called for by General Instruction I.B.1 of Form F-3. We note that in connection with the primary exchange right, while the BEP unit is being delivered by BEPC, it is BEP that is issuing the BEP units, not BEPC, and therefore BEPC would not be the issuer or the registrant under the Form F-3.

Additionally, although the issuance and delivery of BEP units, whether pursuant to the primary exchange right or the overriding call right, will not be for “cash” as indicated in General Instruction I.B.1 of Form F-3, we refer the Staff to Question 116.09 of the Commission’s Securities Act Forms Compliance and Disclosure Interpretations, which explains that the “for cash” reference was intended only to make clear that Form S-3/F-3 is not available for exchange offers or other business combination transactions, and other forms of consideration such as promissory notes or even services would meet the “for cash” requirement (and therefore the BEPC exchangeable shares delivered upon exchange for the issuance of BEP units would be acceptable consideration). Rule 415(a)(1)(ix) of the Securities Act also permits the offering of securities on a continuous basis that may continue for a period in excess of 30 days from the date of initial effectiveness. Question 212.21 of the Commission’s Securities Act Forms Compliance and Disclosure Interpretations ties Rule 415(a)(1)(ix) to the exchangeable security setting, noting that “the offer and sale of securities to be received in exchange for registered exchangeable securities . . .could be registered as a continuous offering in reliance on Rule 415(a)(1)(ix) or as an offering of securities upon conversion of outstanding securities pursuant to Rule 415(a)(1)(iv)”).

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We further note that BEP currently is, and expects to remain, a “well-known seasoned issuer” as defined in Rule 405 of the Securities Act. However, because BEP is a limited partnership, it is only a well-known seasoned issuer insofar as it conducts offerings pursuant to firm commitment underwritings.

As BEP easily meets the registrant requirements of Form F-3, and the BEP units to be issued (or delivered by BEPC on BEP’s behalf, as applicable) following primary exchanges of BEPC shares or the BEP overriding call right will be neither pursuant to an exchange offer nor a business combination transaction, BEP believes it also meets the transactional requirement of General Instruction I.B.1 of Form F-3 and therefore is able to use Form F-3 for purposes of such exchange transactions.

We note for the Staff that the BEPC exchangeable shares are structured similar to exchangeable shares of other Canadian corporations (the “Canadian ExchangeCos”) that are commonly used by domestic U.S. companies in connection with the acquisition of Canadian assets or businesses. Typically, the exchangeable shares of Canadian ExchangeCos are exchangeable, redeemable, or retractable, as applicable, for the publicly traded equity of the parent registrant at the option of the holder of the exchangeable share or at the option of the Canadian ExchangeCo upon certain events. Similar to the BEPC exchangeable shares, in the Canadian ExchangeCo structures, the holder of the exchangeable share has a right to cause the Canadian ExchangeCo (in our case, BEPC) to redeem the exchangeable share for a share of the public parent (in our case, BEP) of the Canadian ExchangeCo. In turn, the public parent (or, as is often the case, a subsidiary of the public parent) has an overriding call right to deliver the public parent shares.

Registration statements on Form S-32 have long been used in connection with the registration requirements associated with these Canadian ExchangeCo structures. See, e.g., Vail Resorts, Inc. (Form S-3ASR (File No. 333-214115) (Sept. 26, 2019)); lululemon athletica inc. (Form S-3ASR (File No. 152701) (Jan. 25 2019)); Molycorp, Inc. (Form S-3ASR (File No. 333-181983) (Jun. 7, 2012)); Royal Gold, Inc. (Form S-3ASR (File No. 333-164975) (Feb. 18, 2010)); Gran Tierra Energy (Form S-3 (File No. 333-153376) (Oct. 15, 2008)); AbitibiBowater Inc. (Form S-3ASR (File No. 333-146979) (Oct. 29, 2007)); Duke Energy Corporation (Form S-3ASR) (File No. 333-132992)( April 5, 2006); Molson Coors Brewing Company (Form S-3 (File No. 333-120776) (Jan. 9, 2005)).3

Finally, with respect to secondary exchanges, as BEP meets the Registrant Requirements, BEP also believes that the transaction requirement set forth in General Instruction I.B.3 of Form F-3 is satisfied in connection with the delivery of outstanding BEP units to be delivered by BAM, as selling unitholder, in connection with secondary exchanges of BEPC shares. Further, the secondary exchange rights also would be eligible under Rule 415(a)(1)(x) (permitting continuous or delayed offerings by a person of which the registrant is a majority-owned subsidiary).

[2]

We note that although we cite examples of Form S-3s used by domestic registrants setting up Canadian ExchangeCos, we believe there should be no difference in the analysis for foreign private issuers, such as BEP, using a Form F-3 to set up the same structure.

[3]

Further, other registrants have utilized Form S-3 to cover the issuance of shares upon redemption or exchange of interests in a subsidiary, including: Oaktree Capital Group, LLC (File No. 333-206647) (registering publicly traded units that were issuable from time to time upon exchange to holder of units of a subsidiary); DynaVox Inc. (File No. 333-173823) (registering common shares issuable upon exchange of a subsidiary’s units); Celldex Therapeutics, Inc. (File No. 333-162613) (registering common shares issuable upon conversion of convertible notes of a subsidiary). We have also not listed any of the many filings by REITs that have utilized Form S-3 to cover issuances of the REIT’s securities upon redemption of interests in a second-tier subsidiary of the REIT.

General

2.

We note that this registration statement is related to the pending registration statement on Form F-1, last amended on April 22, 2020, filed by BEPC and BEP. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments on the pending registration statement on Form F-1.

The Staff’s comment is noted.

*************************

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Sachin Shah, Chief Executive Officer

Brookfield Renewable Partners L.P.

Richard Hall, Esq.

Cravath, Swaine & Moore LLP

David J. Perkins, Esq.

Cravath, Swaine & Moore LLP

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